SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 March 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 05 March 2018 re: Director Declaration

5 March 2018

LLOYDS BANKING GROUP PLC
NOTIFICATION UNDER LISTING RULE 9.6.14R

Further to the announcement made on 16 November 2017, Lloyds Banking Group plc (the "Company") announces that Nick Prettejohn, an independent Non-Executive Director of the Company, will be appointed as a non-executive director and the Chairman designate of Trinity Mirror plc on 6 March 2018, and will become Chairman of Trinity Mirror plc on 3 May 2018, at the end of their next Annual General Meeting.

For further information:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 05 March 2018